EXHIBIT 99.1

July 9, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES SETTLEMENT OF LEGAL PROCEEDINGS OVER MARICUNGA CONCESSIONS AND

APPLICATION FOR CEOL TO BE SUBMITTED IN AUGUST 2018

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that Minera Salar Blanco S.A. (“MSB”), the operating company for the Maricunga joint-venture project (the “Maricunga Project”), agreed last week to cease legal proceedings which had commenced in early 2018 against the Chilean Government. These related to the issuing of a Special Lithium Operation Contract (“CEOL”) covering its non-grandfathered mining concessions to an unrelated third-party.

The decision to cease proceedings was taken after a positive response received through an official letter (the “Letter”) from the Ministry of Mines of Chile (the “Ministry”) on June 28th, 2018. The Letter was issued by the Ministry after meetings between MSB's management and the Ministry, and allayed MSB’s concerns over the CEOL licensing process, which was the original motivation behind commencing legal action.

The Letter confirmed MSB’s ability to now formally request a CEOL be granted over its non-grandfathered mining concessions on the Maricunga salar for future exploitation. MSB intends to formally submit its CEOL application to the authorities in August 2018.

This process is in addition to the Chilean Nuclear Commission (CCHEN) permit granted in the beginning of March this year for a period of 30 years over the Maricunga Project’s grandfathered mining concessions. A CEOL is not required for the exploitation of these concessions.

Cristobal García-Huidobro, MSB’s Chief Executive Officer commented: “Minera Salar Blanco has full confidence in and is in agreement with the new government’s vision for the future of the Maricunga salar - confirming its intention to closely collaborate on the development of its Maricunga lithium project in the Atacama Region in Chile. With the project in its final stage of pre-development, with the Environmental Impact Assessment and CEOL application to be submitted this quarter (Q3/18) and the Definitive Feasibility Report is scheduled for release by the end of December 2018. In addition, MSB has had initial discussions with leading Chilean and international institutions with the objective of finalizing project financing in the first half of 2019 (H1/19).”

Jeremy Poirier, Bearing’s CEO and President commented: “This resolution is a very positive development as the CEOL for our non-grandfathered concessions, which we expect to submit next month, coupled with the CCHEN permit received for our grandfathered concessions paves the way for the development of the Maricunga Project. With this issue now resolved, we look to advance discussions with leading financial institutions and potential off-take partners.”

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a 18% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q4/2018, have been fully-funded by our earn-in joint-venture partner.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things, the future prospects and development of the Maricunga Project, including, without limitation the submission of the CEOL and the involvement of financial institutions and off-take partners. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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